UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 September 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

P a g e
1 | 1
Fatality at Harmony’s Phakisa mine
Johannesburg: Friday, 23 September 2016. Harmony Gold Mining
Company Limited (“Harmony”) regrets to advise that an employee was fatally injured early this morning in a rail-bound equipment accident at its
Phakisa mine in the Free State province.
Investigations into the accident are underway.
“We are deeply saddened by this accident. My condolences go to the family, colleagues, and friends of the deceased,” Harmony’s chief executive officer, Peter Steenkamp said.
end
Issued by Harmony Gold Mining
Company Limited
For more details contact:
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE:
HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no: 1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining and
exploration company, has operations and
assets in South Africa and Papua New
Guinea. Harmony, which has more than 60
years’ experience in the industry, is the third
largest gold producer in South Africa. Our
assets include 9 underground mines and 1
open pit operation and several surface
sources in South Africa. We are in the
process of acquiring full ownership of
Hidden Valley in Papua New Guinea - an
open pit mine. In addition, we own 50% of
the significant Golpu project, held in a joint
venture. We also own several exploration
tenements in Papua New Guinea and the
Kili Teke Cu-Au prospect.
The company’s primary stock exchange
listing is on the JSE with a secondary listing
on the New York Stock Exchange. The bulk
of our shareholders are in South Africa and
the United States. Additional information on
the company is available on the corporate
website,
www.harmony.co.za
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 23, 2016
Harmony Gold Mining Company Limited
By: /s/Frank Abbott
Name: Frank Abbott
Title: Financial Director